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                                       Filed by SCI Systems, Inc.
                                       Pursuant to Rule 425 under the
                                       Securities Act of 1933
                                       And deemed filed pursuant to Rule 14a-12
                                       of the Securities Exchange Act of 1934

                                       Subject Company: SCI SYSTEMS, INC.
                                       Commission File No. 0-2251

SCI CONTACTS:
Jim Moylan, Chief Financial Officer
SCI Systems, Inc.
Tel. (256) 882-4116
Web site: http://www.sci.com

                                                   FOR RELEASE: OCTOBER 19, 2001

                                                       SOURCE: SCI SYSTEMS, INC.


         SCI SYSTEMS, INC. ANNOUNCES NEW RECORD DATE FOR SPECIAL MEETING
                   TO APPROVE MERGER WITH SANMINA CORPORATION

         Huntsville, Alabama - October 19, 2001 - SCI Systems, Inc. (NYSE: SCI) announced today that its Board of Directors has voted to change the record date for its special shareholders' meeting called to vote on the Company's proposed merger with Sanmina Corporation (NASDAQ: SANM). The original record date for the special meeting was September 21, 2001. The Board voted to move the record date to October 23, 2001 to allow for SEC review of the joint proxy statement / prospectus filed in connection with the proposed merger. The Company said it will announce the date for the special shareholders' meeting after the SEC approves the joint proxy statement / prospectus.

         Note: A registration statement relating to the Sanmina Corporation common stock to be issued in the above merger transaction has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SCI SYSTEMS, INC.

SCI, a world-class provider of Manufacturing and Supply Chain Services, delivers solutions through its global reach, dedication, quality, efficiency, and total commitment to customer service. The Company continues to pioneer new and innovative end-to-end services through its commitment to being the leading e-enabled EMS provider. SCI - THE e-EMS COMPANYSM is dedicated to offering manufacturing and related services for the new millennium. SCI is publicly traded on the New York Stock Exchange under the symbol SCI. The Company is headquartered in Huntsville, Alabama.

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SCI is a registered trademark of SCI Systems, Inc. SCI - THE e-EMS COMPANY is a service mark of SCI Systems, Inc. Other brands and product names are trademarks of their respective owners. SCI is not responsible for inadvertent errors.